10K
EXHIBIT 18

March 27, 2008

Board of Directors and Stockholders
The Bureau of National Affairs, Inc.
Arlington, Virginia

Ladies and Gentlemen:

As stated in Note 16 to the consolidated financial statements of The Bureau of National Affairs, Inc. (the Company) for the year ended December 31, 2007, the Company changed its method of accounting for sales commissions related to subscription sales from deferring and expensing over the subscription period to expensing as incurred and states that the newly adopted accounting principle is preferable in the circumstances. The new method of accounting results in a more meaningful presentation of the Company's assets as a result of changes in the Company’s commission program. In connection with our audit of the above mentioned financial statements, we have evaluated the circumstances and the business judgment and planning which formulated the Company’s basis to make the change in accounting principle.

It should be understood that criteria have not been established by the Financial Accounting Standards Board for selecting from among the alternative accounting principles that exist in this area. Further, the American Institute of Certified Public Accountants has not established the standards by which an auditor can evaluate the preferability of one accounting principle among a series of alternatives. However, for purposes of the Company’s compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our audit, we concur with management’s judgment that the newly adopted accounting principle described in Note 16 is preferable in the circumstances. In formulating this position, we are relying on management’s business planning and judgment, which we do not find to be unreasonable.

 Very truly yours,

/s/BDO Seidman, LLP
BDO Seidman, LLP

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